Exhibit 21
Subsidiaries of Mobile Mini, Inc.

Name of	Jurisdiction of	Percent
Subsidiary	Incorporation/Formation	Ownership by MMI
Mobile Mini I, Inc.	Arizona	100%
Delivery Design Systems, Inc. (1)	Arizona	100%
Mobile Mini, LLC	California	100%
Mobile Mini, LLC	Delaware	100%
Mobile Mini of Ohio LLC	Delaware	100%
Mobile Mini Holdings, Inc.	Delaware	100%
A Royal Wolf Portable Storage, Inc	California	100%
Mobile Mini UK Holdings Limited	United Kingdom	100%
Mobile Mini Holding, B.V.	The Netherlands	100%

(1)	An inactive corporation

	Jurisdiction of	Percent
	Incorporation/Formation	Ownership
Mobile Mini Texas Limited Partnership, LLP	Texas	99% — Mobile Mini
Holdings, Inc.
1% — Mobile Mini I, Inc.
Temporary Mobile Storage, Inc.	California	100% — A Royal Wolf
Portable Storage, Inc.
Mobile Mini UK, Ltd.	United Kingdom	100% — Mobile Mini UK
Holdings Limited
Box Lease Limited	United Kingdom	100 — Mobile Mini UK, Ltd
Mobile Mini B.V.	The Netherlands	100% — Mobile Mini
Holding, B.V.